                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13A-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                        For The Month of November, 2004

                         Commission File Number 0-27298

                        BE SEMICONDUCTOR INDUSTRIES N.V.
                (Translation of Registrant's Name Into English)

                                 Marconilaan 4
                                 5151 DR Drunen
                                The Netherlands
                    (Address of Principle Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                            Form 20-F [X] Form 40-F [ ]

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                    Yes [ ] No [X]

 (IF "YES" IS MARKED, INDICATE BELOW THE FILE NUMBER ASSIGNED TO THE REGISTRANT
                IN CONNECTION WITH RULE 12g3-2(b) : 82-_______.)

      On November 11, 2004, BE Semiconductor Industries N.V issued a press release announcing its signing of an agreement to purchase Datacon Technology AG. A copy of such press release is attached hereto as Exhibit 99.1.

Exhibits

99.1 Press Release

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                BE SEMICONDUCTOR INDUSTRIES N.V.

                                By: /s/ Richard W. Blickman
                                ------------------------------------------------
                                    Name: Richard W. Blickman
                                    Title: President and Chief Executive Officer
                                    Date: November 12, 2004